SUBSCRIPTION AGREEMENT
between

INSTITUTIONAL INVESTMENT STRATEGY FUND

and

INITIAL INVESTOR

LETTER OF INVESTMENT INTENT

To the Board of Trustees of Institutional Investment Strategy Fund (the “Fund”):

The undersigned (the “Initial Investor”) hereby subscribes to purchase a beneficial interest (“Interest”) in the Fund, in the amount of $100,000.00 for 10,000 shares at net asset value of $10.00 per share, in consideration for which the Initial Investor agrees to transfer to the Fund upon demand cash in the amount of $100,000.00.

The Initial Investor represents that he is an "accredited investor" as defined in Regulation D promulgated under the Securities Act of 1933, as amended; and further represents that the Interest is being purchased for investment purposes only and with no present intention of reselling or redeeming said Interest.

Effective: December 15, 2023

Signed:      /s/

Matthew Pauker